EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	January 5, 2012

Seabridge Gold Appoints Vice President, Corporate Affairs

Toronto, Canada…Seabridge Gold announced today that Bruce Scott has been appointed Vice President, Corporate Affairs of the Company. Bruce Scott (age 46) has practiced in the areas of corporate, securities and mining law for nearly 20 years and was a partner of DuMoulin Black LLP for 14 years. He has worked predominantly for mineral resource companies in the exploration and development stages and has worked on financings, business combinations and numerous property purchase, property option and joint venture transactions.

Commenting on the appointment, Seabridge President and C.E.O., Rudi Fronk, said “we are delighted that Bruce has joined us as Vice President, Corporate Affairs. Having acted as corporate counsel to Seabridge for more than 12 years, Bruce has intimate knowledge of our projects and agreements in place. He will play an important role in helping to negotiate and administer joint venture agreements for our projects with senior producers and assisting the negotiation of Impact Benefit Agreements with Treaty and First Nations.”

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net